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                                                     Filed by World Access, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                            Subject Companies: STAR Telecommunications, Inc. and
                                         Communication TeleSystems International
                                               d/b/a WorldxChange Communications
                              Form S-4 Registration Statement File No. 333-37750

                                                                     TelDaFax AG
                              Form S-4 Registration Statement File No. 333-44864


                    WORLD ACCESS CLARIFIES PER SHARE RESULTS

Atlanta, Georgia - November 10, 2000 - WORLD ACCESS, INC. (NASDAQ: WAXS) clarified today that pro forma cash earnings and EBITDA per share, as presented in its press release dated November 9, 2000, were diluted per share results. Pro forma cash earnings on basic shares for the quarter ended September 30, 2000, were ($0.25) per share, and for the nine months ended September 30, 2000, were ($0.35) per share. Pro forma EBITDA from continuing operations, before one-time charges, calculated on basic shares was ($0.11) per share.

About World Access
World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including Facilicom International, which operates a Pan-European long distance network and carries traffic for approximately 200 carrier customers, and NETnet, with retail sales operations in 9 European countries. NETnet's services include long distance, internet access and mobile services. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.

This press release may contain financial projections or other forward-looking statements made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties which may cause actual results to differ materially. These risks include: the ultimate resolution of issues relating to the consolidated accounting treatment in the WorldxChange acquisition currently being addressed with the SEC; potential inability to identify, complete and integrate acquisitions; difficulties in expanding into new business activities; delays in new service offerings; the potential termination of certain service agreements or the inability to enter into additional service agreements; and other risks described in the Company's SEC filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 1999, as amended, the Company's Quarterly Reports on Form 10Q for the quarters ended March 31, 2000 and June 30, 2000, as amended, and the Company's Registration Statements on Forms S-3 (No. 333-79097) and S-4 (No 3233-37750 and 333-44864), all of which are incorporated by reference into this press release.
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World Access Contact: Michele Wolf
(404-231-2025)        V.P. of Investor Relations
http://www.waxs.com


     World Access and STAR have filed a joint proxy statement/prospectus and other relevant documents concerning the STAR merger and the WorldxChange merger with the United States Securities and Exchange Commission (the "SEC"). Additionally, World Access has filed a proxy statement/prospectus and other relevant documents concerning the TelDaFax transactions with the SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to: Investor Relations, World Access Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, or by telephone request to (404) 231-2025. Documents filed by STAR can be obtained by writing to: Investor Relations, STAR Telecommunications, Inc., 223 East De LaGuerra Street, Santa Barbara, California 93101, or by telephone request (805) 899-1962.

     The participants (as defined in Instruction 3 to Item 4 of Schedule 14A) in the solicitation of proxies from the World Access stockholders for the approval of the transactions include World Access and Walter J. Burmeister, Kirby J. Campbell, Bryan Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders, Dru
A. Sedwick and Lawrence C. Tucker, each a director of World Access. PLEASE SEE WORLD ACCESS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, FILED ON MARCH 30, 2000, FOR A DESCRIPTION OF THE WORLD ACCESS SECURITY HOLDINGS OF EACH OF THE WORLD ACCESS DIRECTORS.